MAIL STOP 3561


								September 29, 2005



William R. de Jonge
President
North American Insurance Leaders, Inc.
885 Third Avenue, 31st Floor
New York, NY  10022


RE:	North American Insurance Leaders, Inc.
	Registration Statement on Form S-1
	Filed August 26, 2005
      File No. 333-127871

Dear Mr. de Jonge:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General

1. Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter or a call from the NASD that the NASD has finished its review and has no additional concerns regarding the underwriting arrangements in this offering.

2. Please address the applicability or inapplicability of Regulation
M in the context of the warrant repurchase agreements contained within your registration statement.

3. We note the manner in which you have defined "Business Combination," "Transaction Value," and "Insurance-Related Business" in your prospectus. Please provide prominent, clear, and specific disclosure in both the Prospectus Summary and the section entitled "Proposed Business- Effecting a Business Combination" discussing the impact of these definitions on the investment decisions made by investors (with respect to each of the investment decisions to be made in connection with this offering, the investment decisions to be made in connection with the "Business Combination" transaction, and any additional investment decisions which thereafter result). Additionally, please also provide prominent, clear, and specific disclosure with respect to the manner by which your acquisition criteria compares to and differs from the typical firm-commitment blank check acquisition criteria, including, for example, the nature and extent of the disclosure that would be furnished in the proxy statement provided to North American`s investors and the size, historical results and stage of development of North American after a potential acquisition.

4. Disclose here, and elsewhere as appropriate, whether the redemption of the warrants by the company would include the warrants held by CRT Capital Group as a result of the exercise of the Underwriters` option, disclose whether CRT Capital Group has the right to consent before the company can exercise its redemption rights, and if so, discuss the conflicts of interest that result from
CRT Capital Group having the right to consent before the company can exercise its redemption rights. Alternatively, if such warrants are not included, discuss the reasons why such warrants are not included.


Summary, page 1

5. Please revise your disclosure to supply the basis for your statement that "there were nearly 22,000 property and casualty brokers and agents in the United States in 2000."

6. We note your disclosure that, with respect to any vote required to approve your initial business combination, all of your existing stockholders, officers and directors have agreed to vote the shares of common stock then owned by them, including any shares offered by the prospectus or acquired following the offering, in accordance with the majority of the shares voted by our public stockholders (other than our existing stockholders). Please disclose what is meant by
"in accordance with the majority." For example, does it mean that such insiders will vote their shares in the same proportion as the vote by the public stockholders? Does it mean that such insiders will vote the entirety of their Insider Shares either for or against a Business Combination, as determined by the totality of the public stockholder vote? Does it mean something else?

7. Please tell us the factors you considered in determining to value this offering at $150,000,000. What factors did you consider when determining that you might need $136,900,000 in the trust fund to effect the business combination contemplated by the registration statement? We note your disclosure with respect to the per share offering price on page 9 that "We have negotiated with the underwriter the initial public offering price of the units and the terms of the warrants set forth in this prospectus. The initial public offering price of our securities is based on numerous factors and may not indicate the market price of our securities after the initial public offering. These factors include our prospects for effecting a business combination with one or more insurance-related target businesses at an attractive value, our capital structure, an assessment of our management and their experience in identifying prospective target businesses and general conditions of the securities markets at the time of this offering." and we would like to know the specific factors and motivations behind the valuation assessment. This includes the time period before the company`s corporate existence was established on August 8, 2005 and encompasses any and all evaluations and/or discussions that may have taken place prior to the involvement of the principals with the formal entity of
North American Insurance Leaders, Inc. Given management`s extensive and high-level experience effecting acquisitions, the precise nature of their knowledge about their ability to effect a combination with a company whose fair market value is equal to at least 80% of the company`s net assets may be material information for which appropriate disclosure is required. We may have further comment.

8. Provide the staff with copies of all materials from which you have cited statistical or other factual information for our review. We may have further comment.

9. Clarify in the last sentence of the second paragraph whether existing stockholders will also be considered "public stockholders" in the event of any purchases of shares in the after market as well as with respect to purchases of shares in the offering.

10. Disclose, here or elsewhere as appropriate, the rationale for requiring the stock to trade at $11.50 per share or more in order for the redemption rights to apply.

Risk Factors, page 9

11. Please update risk factor six.

12. We note various statements throughout your registration statement with respect to the measures taken to locate a target business, including but not limited to the following examples:

13. "We have not conducted any discussions, and we have no plans, arrangements or understandings with any prospective business combination candidates." (p. 9)

14. "Because we have not yet selected or approached any prospective target businesses with respect to a business combination, there is no basis upon which to evaluate the possible merits or risks of any particular target business` operations, financial condition or prospects." (p. 9)

15. "We do not have any specific business combination under consideration, and neither we nor any representative acting on our behalf has had any contacts or discussions with any target business regarding such a business combination." (pp. 10, and 40)

16. Please expand this disclosure, if accurate, to affirmatively confirm that no agent or representative of the registrant has taken any measure, direct or indirect, to locate a target business at any time, past or present, not simply whether you have "selected or approached any prospective target businesses" or you have "had any contacts or discussions with any target business regarding such a business combination." If any party, affiliated or unaffiliated with the registrant, has approached you with a possible candidate or candidates, then so disclose or advise the staff. Please note that, in particular, we are not seeking simply whether a potential business combination candidate has been "selected" but, rather, are looking more to the type, nature and results to date of any and all diligence, discussions, negotiations and/or other similar activities undertaken, whether directly by the registrant or an affiliate thereof, or by an unrelated third party, with respect to a business combination transaction involving the registrant or the process designed or implemented to result in the location of one or more candidates for a business combination transaction. We may have further comment.

17. Please revise your disclosure in the Risk Factors section to distinguish your headings from your textual discussion.

Use of Proceeds, page 29

18. Please clarify, in footnote 2, the amount of offering expenses already paid from the funds that you disclose were received from the three existing shareholders.

19. In the use of proceeds table, use of net proceeds not held in trust, we note the line item of $650,000 for "[l]egal, accounting, and other expenses attendant to the due diligence investigations, structuring and negotiations of a business combination." Please explain these expenses in more detail. We also note another line item of $400,000 allocated to due diligence. Please explain why there are two separate amounts for due diligence and indicate which line item of due diligence would be used to pay officer and directors for their performance of due diligence. Finally, reconcile theses expenses with the disclosure in the MD&A section.

20. Please clearly indicate which line item will be allocated to pay fees to third party consultants to assist the company`s search for a target business. Please clearly indicate whether any of the reimbursements to stockholders for out-of-pocket expenses will be for their payments to third parties for such third parties` performance of due diligence.

21. Please clarify from which line items in the use of proceeds table the reimbursements will be paid.


Management`s Discussion and Analysis, page 35

22. We note that the company states that if "the consideration for the business combination is less than the proceeds held in trust or
[you] finance a portion of the consideration with [y]our capital stock or debt securities... the proceeds held in the trust account as well as any other net proceeds not expended will be used to finance the operations of the target business or businesses." Please discuss all possible uses of the proceeds held in trust if such funds are released to the company. Please include any finder`s fees and expenses that may be in addition to those expenses to be paid from the net proceeds not held in trust.

Sources of Target Businesses, page 40

23. We note the disclosure that the company will not pay any finders or consulting fees to the officers or existing stockholders or affiliate thereof. Please expand this disclosure, if accurate, to affirmatively confirm that the officers, existing stockholders and affiliates thereof will receive no finders fees, consulting fees, or any similar type fees or other compensation from any other person or entity in connection with any business combination involving the company or an affiliate thereof.

Conflicts of Interest, page 54

24. Add disclosure discussing the conflict of interest which results from allowing the company`s board of directors to determine the valuation of a proposed business combination transaction and whether such valuation meets the 80% of the company`s net assets test.

25. Provide the basis for the statement that "all ongoing and future transactions" between the company and its officers, directors, existing stockholders or their affiliates will on terms believed to be no less favorable than would be available from unaffiliated third parties.

26. Disclose on page 55 the number of independent directors the company currently has.

27. For each director and officer of the company, identify each instance in which such person has a fiduciary duty which conflicts with, and is prior to and/or has priority over, such persons` duties and obligations to the company.

Principal Stockholders, page 57

28. Detail the anti-dilution protections mentioned in note 3 to the table on page 57.

Financial Statements

Note C - Proposed Offering, F-9

29. We note the disclosure here and the discussion on page 36, including the use of the volatility of the S&P 600 Small-Cap Insurance Index as an estimate of your volatility factor. It is our understanding that the S&P 600 Small-Cap is a diversified index of approximately 600 companies. Please clarify if your calculation was based on the companies within the S&P 600 Small-Cap from the insurance sector only. Please tell us why you believe the volatility of a diversified index, including companies with market capitalizations from $300 million to $2 billion, provides a reasonable volatility estimate for your company.

Note E. Commitment, F-9

30. Please disclose the commitment by the directors to purchase within the first ninety days after the warrants have traded separately up to 833,333 warrants as disclosed on page 58.

Underwriting, page 66

31. Please advise whether CRT Capital Group LLC or any members of the underwriting syndicate will engage in any electronic offer, sale or distribution of the shares and describe their procedures. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures. Briefly describe any electronic distribution in the filing, and confirm, if true, that the procedures you will follow with respect to any electronic distribution will be consistent with those previously described to and cleared by the Office of Chief Counsel.

32. Tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

33. Please advise us whether the company or the underwriters intend to conduct a directed share program in conjunction with this offering.

Closing Comments


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to John
Zitko at (202) 551-3399, or Mike Karney, who supervised the review of your filing, at (202) 551-3847.

      Sincerely,



John Reynolds
Assistant Director

cc: 	Thomas J. Friedman (by facsimile)
      	202-508-8100


William R. de Jonge
North American Insurance Leaders, Inc.
September 29, 2005
Page 1